Exhibit 99.2

PYROGENESIS AST

Appointment of Proxyholder

I/We, being holder(s) of common shares of PyroGenesis Canada Inc. (the "Corporation"), hereby appoint: P. Peter Pascali, Chief Executive Officer of the Corporation, or in lieu of the foregoing, Andrew Abdalla, current director of the Corporation OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held online via live audio webcast at https://web.lumiagm.com/495366690 (password: pyrogenesis2021) (case sensitive) at 10:00 a.m. (Eastern Time) on June 22, 2021 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. **If you appoint a proxyholder other than the two people listed above, YOU MUST return your proxy by mail, fax or email and have the appointee either call AST at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) or complete the electronic form available at https://lp.astfinancial.com/ControlNumber by 10:00 a.m. (Eastern Time) on June 18, 2021, so that AST may provide the appointee with a proxyholder Control Number via email. This Control Number will allow your appointee to log in to and vote at the Meeting. Without a proxyholder Control Number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.**

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors

	FOR	*WITHHOLD*
1. P. Peter Pascali	☐	☐
2. Robert Radin	☐	☐
3. Andrew Abdalla	☐	☐
4. Dr. Virendra Jha	☐	☐
5. Rodayna Kafal	☐	☐
6. Ben Naccarato	☐	☐
7. Nannette Ramsey	☐	☐
8. Rodney Beveridge	☐	☐

2. Appointment of Auditor

	FOR	*VITHHOLD*
Appointment of Raymond Chabot Grant Thornton LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration	☐	☐

3. Stock option plan

	FOR	*AGAINST*
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving certain amendments to the Corporation's stock option plan, as more particularly described in the accompanying Information Circular	☐	☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the AST website https://ca.astfinancial.com/financialstatements and input code 6035A.

- ☐ I would like to receive quarterly financial statements
- ☐ I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by June 18, 2021 at 10:00 a.m. (Eastern Time).

Proxy Form – Annual and Special Meeting of Shareholders of PyroGenesis Canada Inc. to be held on June 22, 2021 (the“Meeting”) Notes to Proxy This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy. All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of the Company. How to Vote All proxies must be received by June 18, 2021 at 10:00 a.m. (Eastern Time).